SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)

ESSEX RENTAL CORP.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
297187106
(CUSIP Number)
June 9, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297187106
1.Names of Reporting Persons. Casey Capital, LLC
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) x
3.SEC Use Only
4.Citizenship or Place of Organization
Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	5.Sole Voting Power 0
6.Shared Voting Power 1,461,634
7.Sole Dispositive Power 0
8.Shared Dispositive Power 1,461,634
9.Aggregate Amount Beneficially Owned by Each Reporting Person 1,461,634
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.Percent of Class Represented by Amount in Row 9 5.9%
12.Type of Reporting Person (See Instructions) OO

CUSIP No. 297187106
1.Names of Reporting Persons. Kevin Casey
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3.SEC Use Only
4.Citizenship or Place of Organization
United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	5.Sole Voting Power 1,000
6.Shared Voting Power 1,461,634
7.Sole Dispositive Power 1,000
8.Shared Dispositive Power 1,461,634
9.Aggregate Amount Beneficially Owned by Each Reporting Person 1,462,634
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.Percent of Class Represented by Amount in Row 9 5.9%
12.Type of Reporting Person (See Instructions) IN

CUSIP No. 297187106
1.Names of Reporting Persons. KC Gamma Opportunity Fund, LP
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3.SEC Use Only
4.Citizenship or Place of Organization
Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	5.Sole Voting Power 0
6.Shared Voting Power 1,461,634
7.Sole Dispositive Power 0
8.Shared Dispositive Power 1,461,634
9.Aggregate Amount Beneficially Owned by Each Reporting Person 1,461,634
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.Percent of Class Represented by Amount in Row 9 5.9%
12.Type of Reporting Person (See Instructions) OO

Introductory Note

This Schedule 13G amends and supplements the Schedule 13D (the "Original Schedule 13D" and together with Amendment No. 1 filed April 1, 2015, Amendment No. 2 filed April 6, 2015, Amendment No. 3 filed April 9, 2015, Amendment No. 4 filed April 13, 2015, Amendment No. 5 filed April 21, 2015, Amendment No. 6 filed April 22, 2015, Amendment No. 7 filed April 23, 2015, Amendment No. 8 filed May 4, 2015, Amendment No. 9 filed May 6, 2015, Amendment No. 10 filed May 11, 2015 and Amendment No. 11 filed May 21, 2015, the "Schedule 13D") filed by Kevin M. Casey, a United States citizen, Casey Capital, LLC, a Delaware limited liability company ("Casey Capital"), and KC Gamma Opportunity Fund, LP, a Delaware limited partnership (the "KC Gamma Opportunity Fund"), on February 26, 2015. All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 1(a).                          Name of Issuer:
Essex Rental Corp.

Item 1(b).                          Address of Issuer's Principal Executive Offices:

1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

Item 2(a).                          Name of Person Filing:

Casey Capital, LLC
Kevin M. Casey
KC Gamma Opportunity Fund, LP

Item 2(b).                          Address of Principal Business Office or, if None, Residence:

c/o Casey Capital, LLC
112 Route 39 North
Sherman, Connecticut 06784
Telephone Number: 646-825-4630

Item 2(c).                          Citizenship:

Casey Capital, LLC - Delaware
Kevin M. Casey – United States of America
KC Gamma Opportunity Fund, LP - Delaware

Item 2(d).                          Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).                          CUSIP Number:

297187106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.                                        Ownership.

(a)	Amount beneficially owned:

Casey Capital, LLC – 1,461,634
Kevin M. Casey – 1,462,634
KC Gamma Opportunity Fund, LP – 1,461,634

(b)	Percent of class:

Casey Capital, LLC – 5.9%
Kevin M. Casey – 5.9%
KC Gamma Opportunity Fund, LP – 5.9%

(c)	Number of shares as to which the person has:

Casey Capital, LLC

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,461,634

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,461,634

Kevin M. Casey

(v)	Sole power to vote or to direct the vote: 1,000

(vi)	Shared power to vote or to direct the vote: 1,461,634

(vii)	Sole power to dispose or to direct the disposition of: 1,000

(viii)	Shared power to dispose or to direct the disposition of: 1,461,634

KC Gamma Opportunity Fund, LP

(ix)	Sole power to vote or to direct the vote: 0

(x)	Shared power to vote or to direct the vote: 1,461,634

(xi)	Sole power to dispose or to direct the disposition of: 0

(xii)	Shared power to dispose or to direct the disposition of: 1,461,634

Item 5.                                        Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.                                        Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.                                        Identification and Classification of Members of the Group.

Not applicable

Item 9.                                        Notice of Dissolution of Group.

See attached Exhibit A

Item 10.                                        Certifications.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under U.S.C. § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2015

Casey Capital, LLC*

By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
KC Gamma Opportunity Fund, LP

By: Casey Capital Management, LLC, its general partner By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
Kevin M. Casey*

/s/ Kevin M. Casey